[LETTERHEAD OF WATTS, GRIFFIS AND MCOUAT LIMITED]

EXHIBIT 23.3

March 30, 2007

LETTER OF CONSENT

Lundin Mining Corporation

Dear Sirs:

Watts, Griffis and McOuat Limited ("WGM") refers to the Annual Report on Form 40-F of Lundin Mining Corporation dated April 2, 2007 (including all exhibits, the "Annual Report").

We hereby consent to the use of the WGM report titled “A Technical Review of the Galmoy Mine and Prospecting Licences Held by Arcon in the Irish Midlands-Republic of Ireland for Lundin Mining Corporation,” dated April 22, 2005, and the report title “A Technical Review of the Zinkgruvan mine in South-Central Sweden for South Atlantic Ventures” dated March 13, 2004, and the appearance of our name in the Annual Report.

Yours very truly,

WATTS, GRIFFIS AND McOUAT LIMITED

/s/  Michael W. Kociumbas

Per:

Michael W. Kociumbas

Vice-President

MK/ls

Dated:  March 30, 2007